              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                              ON JANUARY 12, 2000
--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1

                                       TO


                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939

                            ------------------------

                               CHEMED CORPORATION
                              CHEMED CAPITAL TRUST
                              (NAME OF APPLICANT)

                             255 EAST FIFTH STREET
                               2600 CHEMED CENTER
                          CINCINNATI, OHIO 45202-4726
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

          SECURITIES TO BE ISSUED UNDER THE INDENTURES TO BE QUALIFIED

TITLE OF CLASS                                                  AMOUNT
--------------                                                  ------
JUNIOR SUBORDINATED DEBENTURES OF CHEMED CORPORATION........  $54,000,000
CONVERTIBLE TRUST PREFERRED SECURITIES OF CHEMED CAPITAL      $54,000,000
  TRUST.....................................................
GUARANTEE OF CONVERTIBLE TRUST PREFERRED SECURITIES OF        $54,000,000
  CHEMED CAPITAL TRUST......................................

     Approximate date of proposed public offering: As soon as practicable after filing this application for Qualification.

     Name and Address of Agent for service:

NAOMI C. DALLOB                        WITH COPIES TO:
VICE PRESIDENT AND SECRETARY           ROBERT ROSENMAN, ESQ.
2600 CHEMED CENTER                     CRAVATH, SWAINE & MOORE
255 EAST FIFTH STREET                  825 EIGHTH AVENUE
CINCINNATI, OHIO 45202-4726            NEW YORK, NEW YORK 10019
(513) 762-6900                         (212) 474-1000


The obligors hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon written request of the obligors.


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--------------------------------------------------------------------------------

                                    GENERAL

ITEM 1.  GENERAL INFORMATION.

     Furnish the following information as to the Applicants:

     (a) Form of organization:

       Chemed Corporation:  A Corporation.
       Chemed Capital Trust:  A Statutory Business Trust

     (b) State or other sovereign power under the laws of which organized:

       Chemed Corporation:  State of Delaware.
       Chemed Capital Trust:  State of Delaware.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

     State briefly the facts relied upon by the Applicants as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     Chemed Corporation, a Delaware corporation (the "Company") and Chemed Capital Trust, a Delaware statutory business trust (the "Trust"), are relying upon the exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act") provided by Section 3(a)(9) thereunder, in connection with the offer by the Company and the Trust, upon the terms and subject to the conditions set forth in the Offering Circular dated December 23, 1999, and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange Convertible Trust Preferred Securities representing preferred undivided beneficial interests in the assets of the Trust (the "Preferred Securities"), for up to 2,000,000 of the outstanding shares (the "Shares") of Capital Stock, par value $1 per share (the "Capital Stock"), of the Company. Concurrently with the issuance of Preferred Securities in exchange for Shares validly tendered in the Exchange Offer, the Company will deposit in the Trust as trust assets its Convertible Junior Subordinated Debentures due 2030 (the "Junior Subordinated Debentures"), having an aggregate principal amount equal to the aggregate stated liquidation amount of the Preferred Securities to be issued by the Trust in the Exchange Offer. The Company will irrevocably guarantee (the "Guarantee"), on a subordinated basis, the Trust's obligations under the Preferred Securities.

     There have not been any sales of securities of the same series as the Preferred Securities, the Guarantee or the Junior Subordinated Debentures by the Company or the Trust, and no such sales are contemplated, by or through an underwriter, at or about the time of the Exchange Offer.

     The Company and the Trust retained Credit Suisse First Boston Corporation ("CSFB") to advise the Company and the Trust as to the structure, process and financial matters related to the Exchange Offer. CSFB's services to the Company and the Trust are limited solely to such advisory services, and CSFB will not, directly or indirectly, solicit the exchange of Preferred Securities for Shares under the Exchange Offer or otherwise make recommendations with respect to acceptance or rejection of the Exchange Offer. In exchange for such advisory services, CSFB will be paid a flat fee which is not dependent upon the outcome of the transaction. CSFB will not be paid any commission or similar variable type of remuneration.

     The Company also has retained D.F. King as the "Information Agent" and Norwest Bank Minnesota, N.A. as the "Exchange Agent" in connection with the Exchange Offer. The Information Agent and the Exchange Agent will provide to holders of Shares only information otherwise contained in the Offering Circular and general information regarding the mechanics of the Exchange Offer. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer and will not make recommendations as to the acceptance or rejection of the Exchange Offer.

     No cash payment will be made to or by any holder of Preferred Securities in connection with such holder's participation in the Exchange Offer.

                                  AFFILIATIONS

ITEM 3.  AFFILIATES.

     Furnish a list or diagram of all affiliates of the Applicants and indicate the respective percentages of voting securities or other bases of control.

     Set forth below is a list of all the Company's subsidiaries. The Company owns, directly or indirectly, 100% of the voting securities of the following subsidiaries (unless otherwise noted):

     ACD, Inc.
     AJJ, Inc.
     ARR Enterprises, Inc.
     Cadre Computer Resource, Inc.
     Caring Companions, Inc.
     Complete Plumbing Services, Inc. (49%)
     Consolidated HVAC, Inc.
     Dell HealthCare Inc.
     Elder Care Solutions, Inc.
     Georgia Nursing Services, Inc.
     Jet Resource, Inc.
     Medical Personnel Services, Inc.
     National Home Care, Inc.
     Nurotoco of Massachusetts, Inc.
     Nurotoco of New Jersey, Inc.
     O C R Holding Company
     O C R Michigan, Inc.
     Patient Care, Inc.
     Patient Care Medical Services, Inc. (Ohio)
     Patient Care Medical Services, Inc.
     Priority Care, Inc.
     Roto-Rooter, Inc.
     Roto-Rooter of Canada, Ltd.
     Roto-Rooter Corporation
     Roto-Rooter Development Company
     Roto-Rooter Management Company
     Roto-Rooter Services Company
     RR Plumbing Services Corporation (49%)
     R R UK, Inc.
     Service America Network, Inc.
     Service America Systems, Inc.
     Starburst, Inc.
     Sure-Flow Inc.

     The Company has the exclusive right, subject to the terms of the Declaration (as defined herein), to appoint, replace or remove trustees of the Trust and to increase or decrease the number of trustees of the Trust, subject to the right of holders of Preferred Securities to appoint a trustee of the Trust (the "Special Trustee") upon the occurrence of certain events described in the Declaration.

     See Item 4 for the directors and executive officers of the Company and the trustees of the Trust, some of whom may be deemed to be "affiliates" of the Company and the Trust by virtue of their positions.

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

     List the names and complete mailing addresses of all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers. Indicate all offices with the Applicant held or to be held by each person named.

     The following table sets forth the names, positions and mailing addresses of all the directors and executive officers of the Company as of the date of this application.

                                                                                               MAILING
NAME                                                   POSITION                                ADDRESS
----                                                   --------                                -------
Rick L. Arquilla.......    Director                                                             *
James H. Devlin........    Vice President and Director                                          *
Charles H. Erhart,                                                                              *
  Jr...................    Director
Joel F. Gemunder.......    Director                                                             *
Patrick P. Grace.......    Director                                                             *
Edward L. Hutton.......    Chairman, Chief Executive Officer and Director                       *
Thomas C. Hutton.......    Vice President and Director                                          *
Walter L. Krebs........    Director                                                             *
Sandra E. Laney........    Senior Vice President, Chief Administrative Officer and Director     *
Spencer S. Lee.........    Director                                                             *
Kevin J. McNamara......    President and Director                                               *
John M. Mount..........    Vice President and Director                                          *
Timothy S. O'Toole.....    Executive Vice President, Treasurer and Director                     *
Donald E. Saunders.....    Director                                                             *
Arthur V. Tucker,                                                                               *
  Jr...................    Vice President and Controller
Paul C. Voet...........    Executive Vice President and Director                                *
George J. Walsh III....    Director                                                             *

---------------
* The mailing address for each officer and director is c/o Chemed Corporation, 2600 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202-4726.

     The following table sets forth the names, positions and mailing addresses of the trustees of the Trust as of the date of this application.

NAME                                                POSITION                MAILING ADDRESS
----                                                --------                ---------------
Kevin J. McNamara..........................  Administrative Trustee    *
Timothy S. O'Toole.........................  Administrative Trustee    *
Sandra E. Laney............................  Administrative Trustee    *
Firstar Bank, National Association.........  Property Trustee          425 Walnut Street
                                                                       Cincinnati, Ohio 45202
First Union Trust Company, National
  Association..............................  Delaware Trustee          One Rodney Square,
                                                                       Suite 100
                                                                       920 King Street
                                                                       Wilmington, Delaware 19801

---------------
* The mailing address for each Administrative Trustee is c/o Chemed Corporation, 2600 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202-4726.

ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

     Furnish the following information as to each person owning 10 percent or more of the voting securities of the Applicant.

     As of December 20, 1999, there were no persons or entities known by the Company to beneficially own more than 10% of the voting securities of the Company.

     The Company has the exclusive right, subject to the terms of the Declaration, to appoint, replace or remove trustees of the Trust and to increase or decrease the number of trustees of the Trust, subject to the right of holders of Preferred Securities to appoint a trustee of the Trust (the "Special Trustee") upon the occurrence of certain events described in the Declaration.

ITEM 6.  UNDERWRITERS.

     Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) The Company and the Trust have not sold securities in an underwritten offering during the last three years.

     (b) There are no underwriters of the securities that are the subject of this application.

                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

     (a) Furnish the following information as to each authorized class of securities of the Applicants.

     As of December 20, 1999, the Company had the following authorized class of securities:

                                                                AMOUNT        AMOUNT
TITLE OF CLASS                                                AUTHORIZED    OUTSTANDING
--------------                                                ----------    -----------
Capital Stock, par value $1 per share.......................  15,000,000    10,398,781

     Upon the consummation of the Exchange Offer, the Company will have the following additional authorized classes of securities:

                                                                AMOUNT                AMOUNT
TITLE OF CLASS                                                AUTHORIZED            OUTSTANDING
--------------                                                ----------            -----------
Convertible Junior Subordinated Debentures due                                          --
  2030..............................................         $54,000,000
                                                      aggregate principal amount
Guarantee of Convertible Trust Preferred Securities                                     --
of Chemed Capital Trust.............................         $54,000,000

     Upon the consummation of the Exchange Offer, the Trust will have the following authorized classes of securities:

                                                                AMOUNT        AMOUNT
TITLE OF CLASS                                                AUTHORIZED    OUTSTANDING
--------------                                                ----------    -----------
Convertible Common Securities...............................     61,856         --
Convertible Trust Preferred Securities......................  2,000,000         --

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     The holders of the Capital Stock are entitled to one vote for each Share on all matters on which the holders of Capital Stock are entitled to vote and do not have any cumulative voting rights. The Junior Subordinated Debentures, the Guarantee and the Convertible Common Securities do not have any voting rights.

     Holders of Preferred Securities do not have any voting rights in the Company although they may appoint the Special Trustee of the Trust upon the occurrence of certain events described in the Declaration.

     Without the consent of each holder of Securities (as defined in the Declaration), the Declaration may not be amended to (i) change the amount or timing of any Distribution on the Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Securities of a specified date or (ii) restrict the right of a holder of Securities to institute suit for the enforcement of any such payment on or after such date.

     The Declaration may be amended by the Trustees and the Company with (i) the consent of holders representing not less than a majority in liquidation amount of the outstanding Preferred Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an "investment company" under the Investment Company Act.

                              INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

     Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

     1. The following is an analysis of the provisions of the Amended and Restated Declaration of Trust (the "Declaration") relating to the Preferred Securities. Capitalized terms are defined in the Declaration or the Offering Circular.

  (A) EVENTS OF DEFAULT

     The following are Events of Default under the Declaration with respect to the Preferred Securities:

          (i) an Event of Default under the Junior Subordinated Debentures; (ii) default by the Trust in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days (subject to the deferral of any due date in the case of a Deferral Period);
     (iii) default by the Trust in the payment of any Redemption Price of any Trust Security when it becomes due and payable; (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in the Declaration (other than a covenant or warranty, a default in the performance of which or the breach of which is addressed in clause (ii) or (iii)), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting Issuer Trustee or Issuer Trustees by the holders of at least 25% in aggregate liquidation amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Declaration; or (v) the failure of the Company to appoint a successor Property Trustee in the manner required by Section 5.06(c) of the Declaration.

  (B) AUTHENTICATION AND DELIVERY

     The Preferred Securities will be signed on behalf of the Trust by one Administrative Trustee. In case any Administrative Trustee of the Trust who will have signed any of the Securities will cease to be such Administrative Trustee before the Securities so signed will be delivered by the Trust, such Preferred Securities nevertheless may be delivered as though the person who signed such Preferred Securities had not ceased to be such Administrative Trustee; and any Preferred Securities may be signed on behalf of the Trust by such persons who, at the actual date of execution of such Security, will be the Administrative Trustees of the Trust, although at the date of the execution and delivery of the Declaration any such person was not such a Administrative Trustee. One Administrative Trustee will sign the Preferred Securities for the Trust by manual or facsimile signature.

     A Preferred Security will not be valid until authenticated by the manual signature of an authorized signatory of the Property Trustee. The signature will be conclusive evidence that the Preferred Security has been authenticated under the Declaration.

     Upon a written order of the Trust signed by one Administrative Trustee, the Property Trustee will authenticate the Preferred Securities for original issue by executing the Property Trustee's certificate of authentication contained in the form of Preferred Securities attached to the Declaration.

     The Property Trustee may appoint an authenticating agent acceptable to the Trust to authenticate Preferred Securities. An authenticating agent may authenticate Preferred Securities whenever the Property Trustee may do so.

  (C) RELEASE OF PROPERTY SUBJECT TO LIEN

     The Trust's obligations under the Preferred Securities are not secured by any liens or security interests on any assets of the Company or the Trust. Therefore, the Declaration does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

  (D) SATISFACTION AND DISCHARGE

     The Trust will terminate upon the earliest to occur of the following:

          (i) the bankruptcy of the Holder of the Common Securities or the Company; (ii) the filing of a certificate of dissolution or its equivalent with respect to the Holder of the Common Securities or the Company; the filing of a certificate of cancellation with respect to the Trust or the revocation of the charter of the Holder of the Common Securities or the Company and the expiration of 90 days after the date of revocation without a reinstatement thereof; (iii) the distribution of a Like Amount of Debentures to Holders of the Securities in accordance with the terms of the Securities; (iv) all the Securities shall have been called for redemption and the amounts necessary for redemption thereof shall have been paid to the Holders in accordance with the terms of the Securities; (v) the
     expiration of the term of the Trust on [          ], 20[  ]; (vi) the entry
     of a decree of judicial dissolution of the Holder of the Common Securities, the Company or the Trust; (vii) when all of the Securities shall have been called for redemption and the amounts necessary for redemption thereof shall have been paid to the Holders in accordance with the terms of the Securities; (viii) upon the distribution of the Capital Stock of the Company to Holders of all outstanding Securities upon conversion of all such Securities; or (ix) before the issuance of any Securities, with the consent of all the Administrative Trustees and the Sponsor.

  (E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

     Each of the Company and the Administrative Trustees on behalf of the Trust are obligated to provide to the Property Trustee such documents, reports and information as required by sec. 314 of the Trust Indenture Act (if any) and the compliance certificate required by sec. 314 of the Trust Indenture Act in the form, in the manner and at the times required by sec. 314 of the Trust Indenture Act. Each of the Company and the Administrative Trustees on behalf of the Trust are obligated to provide to the Property Trustee such evidence of compliance with any conditions precedent, if any, provided for in the Declaration that relate to any of the matters set forth in sec. 314(c) of the Trust Indenture Act. Any certificate or opinion required to be given by an officer pursuant to sec. 314(c)(1) may be given in the form of an Officers' Certificate.

     2. The following is an analysis of the provisions of the Indenture between the Company and Firstar Bank, N.A., as Debenture Trustee. Capitalized terms are described in the Indenture or the Offering Circular.

  (A) EVENTS OF DEFAULT

     The following are Events of Default under the Indenture:

          (i) default in the payment of any interest upon any Junior Subordinated Debenture, including any Additional Payments, when it becomes due and payable, and continuance of such default for a period of 30 days (subject to the deferral of any due date in the case of a Deferral Period);
     (ii) default in the payment
     of the principal of any Junior Subordinated Debenture when due, whether at its Maturity, upon redemption, by declaration of acceleration or otherwise;
     (iii) default in the observation or performance, in any material respect, of any covenant of the Company in the Indenture, and continuance of such default for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Debenture Trustee or to the Company and the Debenture Trustee by the Holders of at least 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures a written notice specifying such default and requiring it to be remedied; (iv) failure by the Company to issue and deliver Capital Stock upon an election to convert the Junior Subordinated Debentures into Capital Stock; (v) the entry or a decree or order by a court having jurisdiction in the premises adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; (vi) the institution by the Company of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due and its willingness to be adjudicated a bankrupt, or the taking of corporate action by the Company in furtherance of any such action; (vii) the voluntary or involuntary dissolution, winding up or termination of the Trust, except in connection with (i) the distribution of Junior Subordinated Debentures to holders of Preferred Securities in liquidation or redemption of their interests in the Trust, (ii) the redemption of all of the outstanding Preferred Securities of the Trust or
     (iii) certain mergers, consolidations or amalgamations, each as permitted by the Declaration.

  (B) AUTHENTICATION AND DELIVERY

     The Junior Subordinated Debentures will be executed on behalf of the Company by its Chairman, its President or one of its Vice Presidents, under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Junior Subordinated Debentures may be manual or facsimile.

     Junior Subordinated Debentures bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Junior Subordinated Debentures or did not hold such offices at the date of such Junior Subordinated Debentures.

     At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Junior Subordinated Debentures executed by the Company to the Debenture Trustee for authentication, together with a Company Order for the authentication and delivery of such Junior Subordinated Debentures; and the Debenture Trustee in accordance with such Company Order will manually authenticate and make available for delivery such Junior Subordinated Debentures as in the Indenture provided and not otherwise.

     No Junior Subordinated Debenture will be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Junior Subordinated Debentures a certificate of authentication substantially in the form provided for in the Indenture executed by the Debenture Trustee by manual signature, and such certificate upon any Junior Subordinated Debenture will be conclusive evidence, and the only evidence, that such Junior Subordinated Debentures has been duly authenticated and delivered under the Indenture.

  (C) RELEASE OF PROPERTY SUBJECT TO LIEN

     The Company's obligations under the Junior Subordinated Debentures are not secured by any liens or security interests on any assets of the Company. Therefore, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

  (D) SATISFACTION AND DISCHARGE

     The Indenture will cease to be of effect (except as to any surviving rights of conversion, registration of transfer or exchange of Securities expressly provided for in the Indenture), and the Debenture Trustee, on demand of and at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of the Indenture, when

          (1) either (A) all Junior Subordinated Debentures theretofore authenticated and delivered under the Indenture (other than (i) Junior Subordinated Debentures which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.06 of the Indenture and
     (ii) Junior Subordinated Debentures for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 10.03 of the Indenture) have been delivered to the Debenture Trustee for cancelation; or (B) all such Junior Subordinated Debentures not theretofore delivered to the Debenture Trustee for cancelation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Debenture Trustee for the giving of notice of redemption by the Debenture Trustee in the name, and at the expense, of the Company and the Company, in the case of (B)(i), (B)(ii) or (B)(iii), has deposited or caused to be deposited with the Debenture Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Junior Subordinated Debentures not theretofore delivered to the Debenture Trustee for cancelation, for principal and interest (including Compounded Interest) to the date of such deposit (in the case of Junior Subordinated Debentures which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

          (2) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and

          (3) the Company has delivered to the Debenture Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

     Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Debenture Trustee under Section 6.07 of the Indenture and, if money shall have been deposited with the Debenture Trustee pursuant to subclause (B) of clause (1) above, the obligations of the Debenture Trustee under Section 4.02 and the last paragraph of Section 10.03 of the Indenture will survive.

  (E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

     Upon any application or request by the Company to the Debenture Trustee to take any action under any provision of the Indenture, the Company is required to furnish to the Debenture Trustee such certificates and opinions as may be required under the Trust Indenture Act or reasonably requested by the Debenture Trustee in connection with such application or request. Each such certificate or opinion will be given in the form of an Officers' Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and will comply with the applicable requirements of the Trust Indenture Act and any other applicable requirement set forth in the Indenture.

     Every certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture is required to include:

          (1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions in the Indenture relating thereto; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of each such individual, he or she has made or caused to be made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

     3. The following is an analysis of the provisions of the Preferred Securities Guarantee Agreement between the Company and the Guarantee Trustee (the "Guarantee"). Capitalized terms are described in the Guarantee or the Offering Circular.

  (A) EVENTS OF DEFAULT

     The following are Events of Default under the Guarantee:

     A default by the Company on any of its payments or other obligations under the Guarantee; provided, however, that except with respect to a default in payment of any Guarantee Payment, the Company shall have received notice of default and shall not have cured such default within 60 days after receipt of such notice.

  (B) AUTHENTICATION AND DELIVERY

     The Guarantee will be executed on behalf of the Company by its Chairman, President or a Vice-President, and delivered to the Guarantee Trustee.

  (C) RELEASE OF PROPERTY SUBJECT TO LIEN

     The Company's obligations under the Guarantee are not secured by any liens or security interests on any assets of the Company. Therefore, the Guarantee does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

  (D) SATISFACTION AND DISCHARGE

     The Guarantee will terminate upon (i) full payment of the amount payable upon redemption of all Preferred Securities, (ii) the distribution of the Capital Stock to the Holders in respect of the conversion of the Preferred Securities into the Capital Stock or the distribution of the Debentures to the Holders of all of the Preferred Securities or (iii) full payment of the amounts payable in accordance with the Declaration upon liquidation of the Trust. Notwithstanding the foregoing, the Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any Holder must restore payment of any sums paid under the Preferred Securities or under the Guarantee.

  (E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

     The Company is required to provide to the Guarantee Trustee such evidence of compliance with any conditions precedent, if any, provided for in the Guarantee which relate to any of the matters set forth in Section 314(c) of the Trust Indenture Act. Any certificate or opinion required to be given by an officer pursuant to Section 314(c)(1) may be given in the form of an Officers' Certificate.

ITEM 9.  OTHER OBLIGORS.

     Give the name and complete mailing address of any person, other than the Applicants, who is an obligor upon the indenture securities.

     There are no obligors under the indenture securities other than the Company and the Trust.

                                     * * *

     Contents of application for qualification. This application for qualification comprises --

     (a) Pages numbered 1 to 12, consecutively.

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

     (b) The statement of eligibility and qualification of each trustee under the Declaration, the Indenture and the Guarantee to be qualified (previously filed).

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee (all of the following exhibits have been previously filed).



        Exhibit T3A    Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 to the Company's Annual Report on
                       Form 10-K for the year ended December 31, 1998 (SEC File No.
                       1-8351).
        Exhibit T3B    By-Laws of the Company, incorporated by reference to Exhibit
                       3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (SEC File No. 1-8351).
        Exhibit T3C.1  Declaration of Trust dated as of December 21, 1999, of the
                       Trust.
        Exhibit T3C.2  Form of Amended and Restated Declaration of Trust dated as of January --, 1999, of the Trust.
        Exhibit T3C.3  Form of Indenture between Chemed Corporation and Firstar
                       Bank, N.A., as Debenture Trustee, dated as of January --,
                       1999.
        Exhibit T3C.4  Form of Guarantee Agreement between Chemed Corporation and
                       First Union Trust Company, N.A., as Guarantee Trustee, dated as of January --, 1999.
        Exhibit T3E.1  Offering Circular dated December 23, 1999.
        Exhibit T3E.2  Letter of Transmittal (together with Guidelines for
                       Certification of Taxpayer Identification Number on
                       Substitute Form W-9).
        Exhibit T3E.3  Notice of Guaranteed Delivery.
        Exhibit T3E.4  Press Release dated December 23, 1999.
        Exhibit T3E.5  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Nominees.
        Exhibit T3E.6  Form of Letter from Brokers, Dealers, Commercial Banks,
                       Trust Companies and Other Nominees to their clients.
        Exhibit T3F    The cross reference sheet showing the location in the
                       Indenture of the provisions inserted therein pursuant to
                       Section 310 through 318(a), inclusive, of the Trust
                       Indenture Act, is contained in the Form of Indenture between
                       Chemed Corporation and Firstar Bank, N.A., as Debenture
                       Trustee, dated as of January --, 1999, which is filed as
                       Exhibit T3C.3.
        Exhibit 99.1   Form T-1, Statement of Eligibility and Qualification on Form
                       T-1 of Firstar Bank, N.A., as Property Trustee, Debenture
                       Trustee and Guarantee Trustee.
        Exhibit 99.2   Form T-1, Statement of Eligibility and Qualification on Form
                       T-1 of First Union Trust Company, N.A., as Delaware Trustee.

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

                                   SIGNATURE


     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants, Chemed Corporation, a corporation organized and existing under the laws of Delaware, and Chemed Capital Trust, a statutory business trust organized under the laws of Delaware, have duly caused this amendment to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the city of Cincinnati, in the State of Ohio, on the 12th day of January, 2000.


(SEAL)
                                          CHEMED CORPORATION

                                          By: /s/ NAOMI C. DALLOB
                                            ------------------------------------
                                          Name: Naomi C. Dallob
                                          Title:  Vice President and Secretary




                                          CHEMED CAPITAL TRUST
                                          By: Chemed Corporation
                                          as sponsor

                                          By: /s/ NAOMI C. DALLOB
                                            ------------------------------------
                                          Name: Naomi C. Dallob
                                          Title:  Vice President and Secretary




                                       12